FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-15850

For the month of September (September 19, 2002)

ANSELL LIMITED
(Translation of registrant's name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
(Address of principal executive offices)

[Indicate by check mark whether the registrant files
or will file annual reports under
cover Form 20-F or Form 40-F]

Form 20-F _X_ Form 40-F ___

[Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934]

Yes ___ No _X_

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

4 pages

Notes:

This Form 6-K contains forward looking statements (within the meaning of the Securities Exchange Act of 1934) and information that is based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words "looks forward," "continuing" and similar expressions, are intended to identify forward looking statements. These forward looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company's control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected by the Company.

Ansell

Ansell Limited
A.B.N. 89 004 085 330

Level 3, 678 Victoria Street
Richmond, Victoria 3121,
Australia

GPO Box 772H Melbourne
Victoria 3001, Australia

Telephone (+613) 9270 7270
Facsimile (+613) 9270 7300
www.ansell.com

NEWS RELEASE

19 September 2002.

Ansell Appoints CFO

Ansell Limited is pleased to announce the appointment of Mr. Rustom Jilla to the position of Chief Financial Officer (CFO), effective 23 September 2002. The position will be based in Ansell's Red Bank, New Jersey offices, and the appointment follows a world-wide search initiated earlier this year.

Mr Jilla, 41, has extensive experience in financial roles with global companies. He was most recently Vice President Financial Operations of PerkinElmer Inc, in the USA, following a successful international career with BOC Group plc, in the USA and New Zealand. Mr Jilla's qualifications include an MBA from the Wharton School of the University of Pennsylvania, and he is a Chartered Accountant (Sri Lanka) and Chartered Management Accountant (UK).

Mr. Jilla has a strong track record of financial achievement that includes strengthening management information and control systems, implementing cost reduction programs, increasing working capital turns, driving supply chain improvements and executing acquisitions and divestitures. Many of these skills will be of immediate relevance to Ansell's "Operation Full Potential" growth strategy.

The Board welcomes Mr. Jilla's appointment to this key role, and looks forward to his strong contribution to Ansell's continuing success.

For further information, please contact:

David Graham
(+61 3) 9270 7270

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By: ______________________

Name: David Malcolm Graham

Title: General Manager – Finance & Treasury

Date: September 19, 2002